July 12, 2018

Andrew J. Paul
Chief Executive Officer
Corsair Gaming, Inc.
47100 Bayside Pkwy
Fremont, CA 94538

       Re: Corsair Gaming, Inc.
           Draft Registration Statement on Form S-1
           Submitted June 15, 2018
           CIK No. 0001743759

Dear Mr. Paul:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-1 DRS filed June 15, 2018

Prospectus Summary
Our Market Leadership, page 5

1. Please update the chart here and on page 98 to clarify whether the numbers presented in the Corsair column refer to your market share position and if so, whether that numerical position is relative to the entire market or only to the eight competitors listed.
       Additionally, as one of your three categories of products is "prebuilt gaming PCs," please consider adding Corsair ONE to this chart for context.
 Andrew J. Paul
FirstName LastNameAndrew J. Paul
Corsair Gaming, Inc.
Comapany NameCorsair Gaming, Inc.
July 12, 2018
July 12, 2018 Page 2
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FirstName LastName
Our Growth Strategy, page 6

2. You disclose that the U.S. market share for your peripherals was 21.7% as of March
         2018. Please also disclose the U.S. market share for your components and, if material, your prebuilt gaming PCs.
The Reorganization and the Acquisition Transaction, page 9

3. Include a graphic depiction of your before and after corporate structure relating to the
         Reorganization including ownership by EagleTree and your public investors.
Our operating results are particularly sensitive to freight costs, and our costs may increase significantly if we are unable to ship, page 29

4. Expand to discuss the potential impact that the recent series of U.S. tariffs on Chinese manufactured goods are likely to have on your operating costs or the final cost of your gear to your customers.
Risk Factors, page 33

5. We note your discussion of a covenant in your credit facilities which requires your consolidated total net leverage ratio to be no greater than 8 to 1 in certain circumstances.
         Please quantify and disclose the current ratio, your expectations for this ratio after the offering, and whether you believe you will be in compliance with the covenant after the offering.
Selected Financial Data, page 60

6. Please revise the column labeled Combined Year End December 31, 2017 to include all the pro forma adjustments presented in the pro forma financial information at page 65.
         Also revise the presentation in MD&A at page 76 and elsewhere in the document.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
72

7. We note your statement that your "overall gross margin is affected by changes in product mix." Please disclose whether the introduction of Corsair ONE has had an impact upon the overall gross margin figure and what you expect its impact will be in the future.
Business
Our Market Opportunity, page 97

8. We note your graphic acknowledging the size of the non-PC gaming market and your earlier reference to the risks associated with "the migration of gamers to mobile devices or consoles." Please discuss whether you have any strategies or plans beyond eSports to attract mobile or console-only consumers to your products. Please also discuss whether
 Andrew J. Paul
FirstName LastNameAndrew J. Paul
Corsair Gaming, Inc.
Comapany NameCorsair Gaming, Inc.
July 12, 2018
July 12, 2018 Page 3
Page 3
FirstName LastName
         you intend to expand into the mobile or console gaming fields.
Our Competitive Strengths, page 100

9. Please explain the scope and definition of your "target market." Description of Capital Stock, page 148

10. We note your discussion of the renunciation of certain corporate opportunities and your risk factor presentation of the same. Please clarify whether this applies to opportunities presented to officers and directors in their specific capacity as a Corsair officer or director. Please also clarify whether these provisions will also apply to non-EagleTree affiliated officers and directors.
Note 2. Summary of Significant Accounting Policies
Distribution Costs, page F-19

11. We note that you include costs to operate your regional distribution hubs in sales and marketing expense instead of as a cost of sales. Please expand the disclosure to include the reasons you believe this income statement classification is appropriate. Please also integrate this disclosure with the disclosure in Restructuring and Other Charges on pages
         F-20 and F-53 to explain the reasons why you continue to incur costs to operate the regional distribution hubs following your decision to outsource hub shipping operations.
General

12. We note references to third-party information throughout the prospectus. Please provide us with copies of any materials that support third-party statements, clearly cross-
         referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent any of these reports have prepared specifically for this filing, file a consent from the party.

         We note that you cite to industry research for information and statistics regarding economic trends and industry data. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.
13. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Andrew J. Paul
Corsair Gaming, Inc.
July 12, 2018
Page 4

        You may contact Claire Delabar, Senior Staff Accountant, at (202) 551-3349 or Terry
French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-
Adviser, at (202) 551-3778 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.

FirstName LastNameAndrew J. Paul
Comapany NameCorsair Gaming, Inc.
                                                          Division of
Corporation Finance
July 12, 2018 Page 4                                      Office of
Telecommunications
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